UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42101

SUPER HI INTERNATIONAL HOLDING LTD.

1 Paya Lebar Link, #09-04

PLQ 1 Paya Lebar Quarter

Singapore 408533

+65 6378 1921

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER HI INTERNATIONAL HOLDING LTD.

By:	/s/ Ping Shu
Name:	Ping Shu
Title:	Director and Chairman

Date: March 5, 2026